

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 16, 2010

Mr. Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, OH 44114

      RE: OM Group, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2009
              Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
              File No. 1-12515

Dear Mr. Haber:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief